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Jude Samson

Samson Advisory

Principal

Austin, Texas · 500+ connections · Contact info

Experience

CEO
Samson Advisory
May 2019 – Present · 5 mos
Austin, Texas Area

www.samsonadvisory.com

Board Member
Levelfield.com
Jan 2000 – Present · 19 yrs 9 mos
Austin Texas

Levelfield.com

Board Member
www.onlineagency.com
Jan 2000 – Present · 19 yrs 9 mos
Austin, Texas Area

Board Member
www.buildingdataintegrity.com
Jan 2010 – Apr 2019 · 9 yrs 4 mos
Austin, Texas Area

Skills & Endorsements

Start-ups · 85

Endorsed by **Anurag Kumar and 4 others who are highly skilled at this**

Entrepreneurship · 69

Endorsed by **Zain Jeewanjee and 4 others who are highly skilled at this**

Strategic Planning · 45

Endorsed by **Rodney Stockton, who is highly skilled at this**

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Recommendations

Received (2)   Given (5)

Ben Marks
Executive Director at
OnPointe
March 20, 2009, Ben worked
with Jude but at different
companies

Expert Advisor

Gene Hildabrand
Speaker/Trainer/Coach dba
The Master Networker
November 18, 2005, Gene was
a client of Jude's

Jude's vision and mission for empowering entrepreneurs, start-ups and micro-businesses with internet tools that normally only large corporations can afford is exemplary. Jude embraces the principle of "Pay It Forward", and I am one of the happy recipients of his philosophy.

